# RNR SECURITIES, LLC
# (A LIMITED LIABILITY COMPANY)
# STATEMENT OF CHANGES IN MEMBER'S EQUITY
# FOR THE YEAR ENDED DECEMBER 31, 2015

| | |
|---|---|
| Balance, January 1, 2015 | $ 230,639 |
| Member distributions | (493,032) |
| Net income | 498,355 |
| Balance, December 31, 2015 | **$ 235,962** |

**The accompanying notes are an integral part of these financial statements.**